AM 2-28-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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05036651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON NJ 07011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT S. COMPERATORE 973-365-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE CLIFTON NJ 07012
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 17 2005 WASH, DC 152 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 02 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/1/05

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public
My Commission Ex...
Feb...

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2004

File No. 8-44141

Robert G. Peters, CPA   File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2004, and the related statements of income, capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert G. Peters, CPA

Clifton, New Jersey
January 24, 2005

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2004

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 8,686	
Market value of securities owned	0	
Commission receivable	34,339	
Good faith deposit	50,168	
Other clearing accounts	467	
Total Current Assets		93,660

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	27,556	
Total Current Liabilities		$ 27,556
Capital		66,104
Total Liabilities and Capital		$ 93,660

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2004 through December 31, 2004

Revenues:		
Income-Commissions		$491,859
Income-Non-commission		27,120
		$518,979
Expenses:		
Postage and mailings	$ 2,840	
Rent	22,429	
Periodicals	1,267	
Transfer costs	2,890	
Depreciation	14,689	
Equipment Rental	29,822	
Adv & bus promotion	10,004	
Insurance	2,386	
Telephone	749	
NJ Annual Report	50	
Consulting Fee	94,000	
Membership fees and dues	2,811	
Salesmen's commissions	216,210	
Transportation	1,225	
Continuing education	1,039	
Interest Expense	5,119	
Stationary and supplies	1,358	
Back office expense	40,800	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	2,977	
Utilities	3,601	
Total Expenses		516,866
Net Income (loss)		$ 2,113

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2004

Cash flow from operations:	
Net earnings	$ 2,113
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Decrease in clearing account	679
Increase in accounts payable	21,028
Increase in good faith deposit	(133)
Increase in commission receivable	(5,900)
Partner draw in excess of contributions	(63,990)
Increase / <Decrease> in cash	(46,203)
Cash at beginning of year	54,889
Cash at end of year	$ 8,686

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2004 to December 31, 2004

	12/31/2003	12/31/2004
Current assets	$ 134,508	$ 93,660
Current liabilities	(6,528)	(27,556)
Net working capital	$ 127,980	$ 66,104

Net working capital - Jan. 1	$ 122,476	$ 127,980
Decrease in capital equity Jan. 1 - Dec. 31	0	(63,989)
Income for the period Jan. 1 - Dec. 31	5,504	2,113
Net working capital-Dec. 31	$ 127,980	$ 66,104

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2004 through December 31, 2004

Capital January 1, 2004	$ 127,980
Net Income Jan. 1, 2004 through Dec. 31, 2004	2,113
Contributions from Jan. 1, 2004 thru Dec. 31, 2004	0
Drawings from Jan. 1, 2004 thru Dec. 31, 2004	$ (63,989)
Capital December 31, 2004	$ 66,104

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2004

Note 1. For the period January 1, 2004 through December 31, 2004, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2004 at a ratio of .417 to 1. Computed as follows:

Partnership Capital			$ 66,104
Less: Capital deductions			(0)
Net Capital before haircuts			$ 66,104
Less: Haircuts on securities:			
	Investment securities	$ 0	
	Undue concentration	0	
	Fail to receive	0	(0)
Net Capital			$ 66,104
Aggregated indebtedness			27,556
AI / NC			.417 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2004

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2004, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2006.

2004 Preliminary Renewal Statement

...mber:	5407
...ation Name:	VBC SECURITIES, LLC
... As Of:	11/4/2003 1:09:18 AM

...	VINCENT S. COMPERATORE
... Phone #:	973-365-1900
... Generated:	11/1/2003 9:12:59 AM

...y	
...arges	$2,903.00
...narges	N/A
...harges:	$2,903.00
... Due:	$2,903.00

...T IN FULL REQUIRED BY DECEMBER 5, 2003.

... and Express Delivery:

...heck payable to NASD; print and mail first page of this statement and submit with ...nt.

payment to:

...	NASD, CRD-IARD P.O. Box 7777-W8705 Philadelphia, PA 19175-8705
... Delivery	NASD, CRD-IARD W8705 c/o Mellon Bank, Rm 3490 701 Market Street Philadelphia, PA 19106

D: 11.14.03 SEC 2903 - C

...yment Option Now Available - Web CRD/IARD E-Pay:

... an online Renewal payment by accessing the Web CRD/IARD E-Pay Application. In ... funds to be posted to your firm's RENEWAL Account by **DECEMBER 5, 2003**, ... must be submitted electronically, no later than 8:30 p.m. (ET), on December 3,

...d statement for the following annual fees:

NAS... 2004 Web CRD/IARD System Processing and NASD Branch Office Fees
NYSE, AMEX, CBOE, ISE, PCX and PHLX 2004 Maintenance Fees for Registered Personnel
Jurisdiction 2004 Agent Renewal Fees
Jurisdiction 2004 Broker/Dealer Renewal Fees
Jurisdiction 2004 Investment Adviser Representative Renewal Fees
Jurisdiction 2004 Investment Adviser Firm Renewal Fees

...T ADJUST THIS STATEMENT:

CLIFTON, NEW JERSEY 07011
(973) 365-1900

31

PAY TO THE ORDER OF NASD Regulation, Inc., CRD-IARD $ **2,903.00

Two Thousand Nine Hundred Three and 00/100 DOLLARS

NASD Regulation, Inc., CRD-IARD
P.O. Box 7777-W8705
Philadelphia, PA 19175-8705

MEMO 2004-CRD Annual renewal

AUTHORIZED SIGNATURE

⑈004730⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000290300⑈

11-20-03 0008705 8705025 7 031 24 09

031000037 WHOLESALE LOCKBOX CREDIT TO THE ACCOUNT OF WITHIN NAMED PAYEE ABSENCE OF ENDORSEMENT GUARANTEED PAYMENT ACCEPTED WITHOUT PREJUDICE MELLON BANK NA-PHILA PA

ROC...0037 1212003 ...

MSRB
Municipal Securities Rulemaking Board

...MBER: A1399

STATEMENT

...rities
...AL BOND DEPARTMENT

... 166
... NJ 07011

DESCRIPTION	AMOUNT
ANNUAL FEE FISCAL YEAR 2004	$300.00

D: 10.10.03 SEC 300 - C

TOTAL: $300.00

...opy of this statement with your payment.
... your MSRB NUMBER on your check.

	30 DAYS	60 DAYS	90 DAYS
$300.00	$0.00	$0.00	$0.00

MSRB NUMBER: A1399 DATE: 9/30/2003

1900 Duke Street, Suite 600
Alexandria, VA 22314-3412
phone 703 797 6600

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE
CLIFTON, NEW JERSEY 07011
(973) 365-1900

PNC BANK, N.A. NEW JERSEY 55-760/312

4705

10/13/2003

PAY TO THE ORDER OF MSRB $ **300.00

Three Hundred and 00/100 DOLLARS

MSRB
1900 Duke Street
Suite 600
Alexandria, VA 22314

MEMO A1399 - Annual fee year 2004

AUTHORIZED SIGNATURE

⑈004705⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000030000⑈

SUNTRUST BLT 10162003
2962-615 051000020
4600441303

CREDIT TO WITHIN NAMED PAYEE
SUNTRUST BANK
10-16-2003 0000282314030
79864 19

031000037
PROCESSED
3-5
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